CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Proposed maximum aggregate offering price	Amount of registration fee
Medium Term Notes, Series B – Fixed Rate/Capped Floating Rate due January 22, 2021	$100,000,000	$12,450

Rule 424(b)(2)

Registration No. 333-202281

Pricing Supplement dated January 17, 2018 (To Prospectus dated February 25, 2015 and Prospectus Supplement dated February 26, 2015)

TOYOTA MOTOR CREDIT CORPORATION

Medium-Term Notes, Series B - Fixed Rate/Capped Floating Rate

Capitalized terms used in this Pricing Supplement that are defined in the accompanying Prospectus Supplement shall have the meanings assigned to them in the accompanying Prospectus Supplement.

CUSIP: 89236TEP6

Principal Amount (in Specified Currency): $100,000,000. TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.

Trade Date: January 17, 2018

Original Issue Date: January 22, 2018

Stated Maturity Date: January 22, 2021

Interest: The Notes will initially bear interest at a fixed rate of 2.42% per annum from the Original Issue Date to but excluding January 22, 2019. Thereafter, the Notes will bear interest at the Floating Rate, subject to the applicable Maximum Interest Rate and the Minimum Interest Rate.

Interest Payment Dates: Each January 22, April 22, July 22 and October 22, beginning April 22, 2018

Issue Price: 100.00% of Principal Amount

Net Proceeds to Issuer: 99.85% of Principal Amount

Agent’s Discount or Commission: 0.15% of Principal Amount

The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes. The Agent and its affiliates expect to realize a profit in connection with these swap transactions. See “Use of Proceeds and Hedging” below.

Agent: RBC Capital Markets, LLC

Agent’s Capacity: Principal

Interest Calculation:

Fixed Rate:

Fixed Interest Rate: 2.42% per annum

Fixed Rate Commencement Date: Original Issue Date

Fixed Rate Period: From and including the Original Issue Date to but excluding January 22, 2019

Floating Rate:

Floating Interest Rate Basis: LIBOR

Designated LIBOR Page: Reuters Page “LIBOR01”

Floating Rate Period: From and including January 22, 2019 to but excluding the Stated Maturity Date

Spread (+/-): + 0.20%

Spread Multiplier: N/A

Index Maturity: 3 month

Index Currency: U.S. Dollars

Maximum Interest Rate: 2.70% per annum from and including January 22, 2019 to but excluding January 22, 2020; and 2.82% per annum from and including January 22, 2020 to but excluding the Stated Maturity Date.

Minimum Interest Rate: 0.00% per annum

Interest Reset Dates: During the Floating Rate Period, each January 22, April 22, July 22 and October 22, beginning January 22, 2019

Interest Determination Date: The second London Banking Day preceding each Interest Reset Date

Day Count Convention: 30/360

Business Days: New York, London

Business Day Convention: Following, unadjusted

Redemption: N/A

Redemption Dates: N/A

Notice of Redemption: N/A

Repayment: N/A

Optional Repayment Date(s): N/A

Repayment Price: N/A

Original Issue Discount: See “United States Federal Income Taxation” below.

Specified Currency: U.S. dollars

Minimum Denominations: $1,000 and $1,000 increments thereafter

Form of Note: Book-entry only

Calculation Agent: RBC Capital Markets, LLC

Selling Restriction: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

RISK FACTORS

Investing in the Notes involves a number of risks. See the risks described in “Risk Factors” beginning on page S-2 of the accompanying Prospectus Supplement and those set forth below. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

The interest you earn on the Notes will never exceed (i) 2.42% per annum during the Fixed Rate Period, (ii) 2.70% per annum from and including January 22, 2019 to but excluding January 22, 2020 and (iii) 2.82% per annum from and including January 22, 2020 to but excluding the Stated Maturity Date, regardless of the level of three month LIBOR. The interest that you receive on the Notes may be less than the return you could earn on other investments.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

Uncertainty About The Future Of LIBOR May Adversely Affect The Return On Your Notes And The Price At Which You Can Sell Your Notes In the Secondary Market, If One Exists.

LIBOR and other interest rates or other types of rates and indices which are deemed “benchmarks” are the subject of recent national, international, and other regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past, to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could have an adverse effect on any notes linked to such a benchmark.

Furthermore, Regulation (EU) 2016/1011 (the “Benchmark Regulation”) was published by the European Parliament and the Council of the European Union on June 8, 2016. The Benchmark Regulation could have an adverse impact on any notes linked to LIBOR, if the methodology or other terms of LIBOR are changed in order to comply with the terms of the Benchmark Regulation, and such changes could (among other things) have the effect of reducing or increasing the rate or level or affecting the volatility of the published rate or level of LIBOR. In addition, the Benchmark Regulation stipulates that each administrator of a benchmark regulated thereunder must be licensed by the competent authority of the member state where such administrator is located. There is a risk that administrators of LIBOR will fail to obtain a necessary license, preventing them from continuing to provide LIBOR as a benchmark or cease to administer LIBOR altogether because of the additional costs of compliance with the Benchmark Regulation and other applicable regulations, and the risks associated therewith.

More broadly, any of the international, national, or other proposals for reform, or the general increased regulatory scrutiny of benchmarks, could increase the costs and risks of administering or otherwise participating in the setting of a benchmark and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain benchmarks, trigger changes in the rules or methodologies used in certain benchmarks, or lead to the disappearance of certain benchmarks. Uncertainty about the future of benchmarks generally, any of the above changes, or any other consequential changes as a result of international, national, or other proposals for reform or other initiatives or investigations, could have an adverse effect on the value of, and return on, any notes linked to a benchmark and the trading market for such notes.

On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis is not guaranteed. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR. In the event that a published LIBOR rate is unavailable, the rate on the Notes will be determined as set forth in the accompanying prospectus supplement under “Description of Notes—Interest and Interest Rates—Floating Rate Notes—LIBOR Notes.” If a published LIBOR rate is unavailable and banks are unwilling to provide quotations for the calculation of LIBOR as set forth in the accompanying prospectus supplement, the rate of interest on the Notes will remain the rate of interest in effect on the applicable Interest Determination Date.

United States Federal Taxation

This discussion applies only to initial investors in the Notes who purchase the Notes at the “issue price,” which will equal the first price at which a substantial amount of the Notes is sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). Any consequences resulting from the Medicare tax on investment income are not addressed in this discussion or the section of the accompanying Prospectus Supplement entitled “United States Federal Taxation.”

The Notes will be treated as debt for U.S. federal income tax purposes. Whether the Notes should be treated as “variable rate debt instruments” or “contingent payment debt instruments,” however, will depend, among other things, upon the facts at the time of issuance of the Notes. Although there is uncertainty due to the maximum interest rates, based on market conditions as of the date hereof, we expect to treat the Notes as “variable rate debt instruments.”

Assuming the treatment of the Notes as “variable rate debt instruments” is respected, whether the Notes will be treated as providing for a single qualified floating rate (“QFR”) or as providing for a single fixed rate followed by a QFR, however, will depend upon the facts at the time of issuance of the Notes. If the Notes are treated as providing for a single QFR, the rules described under “United States Federal Taxation – Tax Consequences to U.S. Holders – Floating Rate Notes – Floating Rate Notes that Provide for a Single Variable Rate” in the accompanying Prospectus Supplement will apply. Under those rules, all interest payments on the Notes will be treated as “qualified stated interest” (“QSI”), and the Notes will not be treated as issued with original issue discount (“OID”).

If the Notes are treated as providing for a single fixed rate followed by a QFR, under the Treasury Regulations applicable to variable rate debt instruments the Notes may be treated as issued with OID, and the discussion below would apply to the Notes.

In order to determine the amount of QSI and OID in respect of the Notes if they are treated as providing for a single fixed rate followed by a QFR, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the Notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the Notes), as described under “United States Federal Taxation – Tax Consequences to U.S. Holders – Floating Rate Notes” in the accompanying Prospectus Supplement. The rules described under “United States Federal Taxation – Tax Consequences to U.S. Holders – Original Issue Discount Notes” in the accompanying Prospectus Supplement are then applied to the equivalent fixed rate debt instrument for purposes of calculating the amount of OID on the Notes. Under these rules, the Notes will generally be treated as providing for QSI at a rate equal to the lowest rate of interest in effect at any time under the equivalent fixed rate debt instrument, and any interest in excess of that rate will generally be treated as part of the stated redemption price at maturity and, therefore, as giving rise to OID. Whether the Notes are issued with OID, and the amount thereof, will be determined as of the issue date. For the QSI and the amount of OID (if any) on a Note, please contact Toyota Motor Credit Corporation at tmcc_structured_notes@toyota.com, tfs_treasury_operations@toyota.com, (310) 468-4076.

QSI on the Notes will generally be taxable to a U.S. Holder (as defined in the accompanying Prospectus Supplement) as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of tax accounting. If the Notes are issued with OID, a U.S. Holder will be required to include the OID in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. If the Notes are not issued with OID, all stated interest on the Notes will be treated as QSI and will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of tax accounting. If the amount of interest a U.S. Holder receives on the Notes in a calendar year is greater than the interest assumed to be paid or accrued under the equivalent fixed rate debt instrument, the excess is treated as additional QSI taxable to the U.S. Holder as ordinary income. Otherwise, any difference will reduce the amount of QSI the U.S. Holder is treated as receiving and will therefore reduce the amount of ordinary income the U.S. Holder is required to take into income.

Upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued QSI, which will be treated as a payment of interest) and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of the Note to the U.S. Holder, increased by the amounts of OID (if any) previously included in income by the U.S. Holder with respect to the Note and reduced by any payments other than QSI received by the U.S. Holder. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition.

If the Notes are not treated as “variable rate debt instruments,” they will instead be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying Prospectus Supplement entitled “United States Federal Taxation – Tax Consequences to U.S. Holders – Contingent Payment Notes.” Under this treatment, U.S. Holders generally would be subject to annual income tax based on the “comparable yield” (as defined in the accompanying Prospectus Supplement) of the Notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the Notes. In addition, any gain recognized by U.S. Holders on the sale or other taxable disposition of the Notes generally would be treated as ordinary income. If the Notes are treated as contingent payment debt instruments, the comparable yield and the projected payment schedule with respect to a Note can be obtained by contacting Toyota Motor Credit Corporation at tmcc_structured_notes@toyota.com, tfs_treasury_operations@toyota.com, (310) 468-4076.

Legislation enacted in 2017 modified the rules regarding the timing of income to be recognized by accrual method taxpayers. Under these modifications, if you are an accrual method taxpayer, notwithstanding any discussion above, you may be required to include stated interest, OID, and other income on a Note no later than the relevant item is taken into account as revenue in an applicable financial statement (if any). These new rules will generally apply to stated interest and other income after December 31, 2017, but will not apply to OID until after December 31, 2018. You should consult your tax adviser concerning the application of these rules in your particular situation.

Under current law Non-U.S. Holders (as defined in the accompanying Prospectus Supplement) generally will not be subject to U.S. federal withholding or income tax with respect to interest (or OID, if any) paid on and amounts received on the sale, exchange or retirement of the

Notes if they comply with applicable certification requirements. Special rules apply to Non-U.S. Holders whose income on the Notes is effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

As discussed in the section of the accompanying Prospectus Supplement entitled “United States Federal Taxation – FATCA Legislation,” withholding under legislation commonly referred to as “FATCA” (if applicable) will generally apply to amounts treated as interest paid with respect to the Notes and to the payment of gross proceeds of a disposition (including a retirement) of the Notes. However, under an Internal Revenue Service notice, withholding under “FATCA” will apply to payments of gross proceeds (other than amounts treated as interest) only with respect to dispositions after December 31, 2018. You should consult your tax adviser regarding the potential application of “FATCA” to the Notes.

For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the accompanying Prospectus Supplement entitled “United States Federal Taxation.” Investors in the Notes should also consult their tax advisers regarding the U.S. federal income tax consequences of the ownership of the Notes in their particular circumstances, as well as any state, local, non-U.S. or other U.S. federal taxes that may be relevant to their ownership of the Notes.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement.

To provide a hedge to TMCC, an affiliate of RBC Capital Markets, LLC will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of RBC Capital Markets, LLC.

CLEARANCE AND SETTLEMENT

The Issuer expects that delivery of the Notes will be made against payment therefor on the Original Issue Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

LEGAL MATTERS

In the opinion of the General Counsel of TMCC, when the Notes offered by this Pricing Supplement and the accompanying Prospectus Supplement have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (“DBTCA”), formerly known as Bankers Trust Company, as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated February 25, 2015 and filed as Exhibit 5.1 to TMCC’s Registration Statement on Form S-3 (File No. 333-202281) filed with the Securities and Exchange Commission on February 25, 2015.

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